FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2012
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Announces Unaudited Fourth Quarter 2011 Results

Mexico City, February 27, 2012—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today its unaudited results for the fourth quarter of 2011.

Summary

ICA delivered strong growth and operating profitability in 4Q11 and in the full year 2011.  Consolidated revenue rose 42% in the fourth quarter and 24% for the year.  All five business divisions reported growth for both the quarter and the full year, led by Concessions and Civil Construction.  Adjusted EBITDA rose 40% in 4Q11; for the full year, Adjusted EBITDA increased 45% with a margin of 15.4%.  This marks the 16th quarter in a row where ICA has delivered growth in both revenues and Adjusted EBITDA.  During the year, we sustained the level of construction backlog, including the award of contracts in three Latin American countries. The results of the year, the level of backlog, and the portfolio of 16 highway, water, and social infrastructure concessions in operation and under construction confirm ICA as Mexico’s leading construction and infrastructure operations company.

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries (ICA) have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting.”  These results should be considered preliminary until the definitive audited IFRS financial statements for the years ended December 31, 2011 and December 31, 2010 are published.

The following are highlights of the fourth quarter:

•	Total revenue grew 42% in 4Q11 as compared to 4Q10, led by Civil Construction, Concessions, and Airports. All five business segments reported growth.

•
Operating income increased 59% and Adjusted EBITDA increased 40% as compared to 4Q10 primarily as a result of growth in Concessions and solid growth in Civil Construction, Industrial Construction, and Airports.

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relacion.inversionistas@ica.com.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.com.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

•
The comprehensive financing cost was Ps. 670 million, as compared to Ps. 370 million in 4Q10, principally as a result of an exchange loss and mark to market losses on financial derivatives. These losses do not represent cash outflows.

•	The Corredor Sur concession, which was sold in 3Q11, is treated as a discontinued operation, and prior period results were restated accordingly.

•
Consolidated Net Income and Net Income of Controlling Interest reached Ps. 168 million and Ps. 127 million, respectively, in 4Q11. The strong growth in operating income offset the increase in comprehensive financing cost described above.

•
Civil and Industrial Construction (together 77% of consolidated revenue and 40% of Adjusted EBITDA as of 4Q11) showed strong growth, principally as a result of the execution of projects that started in 2011 such as two social infrastructure projects under long-term Service Provider Contracts (SPCs) and the Autovía Urbana Sur highway, as well as Rio de los Remedios highway, and the clean fuels refinery upgrade projects.

•
Construction backlog reached Ps. 35,319 million as of December 31, 2011, unchanged as compared to December 31, 2010. The principal new projects were the International Convention Center in Los Cabos and the expansion of the Atlantic petroleum terminal in Costa Rica (Civil Construction), as well the PB Litoral T oil drilling platform and the Ethylene XXI petrochemical plant (Industrial Construction).

•
Concessions (8% of revenue and 32% of Adjusted EBITDA as of 4Q11) benefited from increases in financial income and construction revenues from the concessions under construction, especially the SPC projects that are advancing at an accelerated rate. During 2011, the Rio de los Remedios tollroad started partial operations of segments 1 and 2, while segment 3 continues to be under construction with expected completion in 2Q12. Operating revenues of the operating highway concessions increased 8% in 4Q11.

•
As of December 31, 2011, ICA’s concessions division is developing 16 projects, including nine highways, five water projects, and two SPCs. Of these, ten are under construction, five are in full operation, and one is in partial operation.

•
Airports (6% of revenue and 18% of Adjusted EBITDA as of 4Q11) benefited from a 7.1% increase in passenger traffic volume, higher passenger charges and fees for aeronautical services, and growth in non-aeronautical revenues as the result of commercial initiatives, a new advertising agreement, and actions to diversify revenues. This segment operates 13 airports.

•	Housing development (9% of revenue and 10% of Adjusted EBITDA as of 4Q11) reported an increase of 46% in revenue, principally because of land sales. Adjusted EBITDA was Ps. 159 million.

Investor Relations	www.ica.com.mx	2/25

Construction

Civil Construction

•	Effective January 1, 2011, the results of Grupo Rodio Kronsa are included in the Civil Construction segment; prior period results have been restated for comparative purposes.

•
Civil Construction revenues increased 46% in 4Q11 as compared to 4Q10, primarily due to work on the two SPC projects and the Autovía Urbana Sur highway, along with continued high levels of work on the Rio de los Remedios highway.

•	The La Yesca hydroelectric project continues to advance in line with its completion at the end of 2012.

•	Operating income reached Ps. 125 million, and Adjusted EBITDA reached Ps. 478 million, principally due to operating leverage as revenues increased more than operating expenses.

•
Civil Construction debt as of December 31, 2011 increased 31% as compared to December 31, 2010, largely due to additional drawings on the La Yesca credit facility. The La Yesca debt was Ps. 13,208 million as of December 31, 2011, and represented 70% of Civil Construction debt and 26% of ICA’s total debt. As a financed public work, the debt increases as the execution of the project advances, and this is documented in certifications for completed work. Once the project is completed, these certifications are expected to be collected, and the La Yesca debt is expected to be repaid in full from payments made by the client.

Investor Relations	www.ica.com.mx	3/25

Industrial Construction

•
Revenues increased 6% in 4Q11 compared to 4Q10 primarily due to the execution of projects including the four clean fuels projects at the Madero, Cadereyta, Minatitlán, and Salina Cruz refineries, as well as the Fénix project for AHMSA.

•
Adjusted EBITDA reached Ps. 171 million in 4Q11, an increase of 33% as compared to 4Q10. The Adjusted EBITDA margin reached 9.7% as a result of higher margins, client recognition of increased prices, and operating efficiencies.

•	Industrial Construction had no debt as of the end of 2011, and cash increased by 9% as compared to the cash balance as of December 31, 2010.

Investor Relations	www.ica.com.mx	4/25

Construction Backlog

•	New contracts and additions to existing contracts totaled Ps. 5,532 million.

•	New contracts and additions to existing contracts totaled Ps. 5,532 million.

•
In Civil Construction, we signed contracts to build the International Convention Center in Los Cabos and to expand the Atlantic petroleum terminal in Costa Rica.  In addition, there was an increase in the amount of the contract for the construction of the Rio de los Remedios highway and additional work on the Metro Line 12 in Mexico City.  Projects outside of Mexico represented 9% of backlog, including projects of Grupo Rodio Kronsa and civil construction contracts in three Latin American countries.

•
In Industrial Construction, we signed a new Ps. 340 million EPC contract for the PB Litoral T oil drilling platform and a contract for Ps. 330 million for the Ethylene XXI petrochemical plant for Braskem-Idesa. We also increased the size of the Chicontepec II oil field services contract.

Investor Relations	www.ica.com.mx	5/25

Concessions

•
Average Daily Traffic Volumes (ADTV) on consolidated highways increased 51% in 4Q11, principally because of start up of partial operation of segments 1 and 2 of the Rio de Los Remedios tollroad, with ADTV of 6,729 vehicles; segment 3 continues to be under construction. ADTV on the Acapulco Tunnel decreased 9%, because of the decrease in tourism. The Mayab highway had a 2% decrease in traffic as a result of improvements on the free roads that compete with our highway.

•
Concessions revenues increased 93% to Ps. 1,059 million, and Adjusted EBITDA reached Ps. 526 million, an increase of 112%.  The increase was principally the result of financial income and construction revenue on the 10 concessions in the construction phase.

•
Concessions segment debt increased 64% as compared to December 31, 2010, as a result of the SPC bonds issuance and drawings on financings for other projects that are in the construction phase.  The increase in cash from Ps. 1,516 million on December 31, 2010 to Ps. 7,142 million on December 31, 2011 reflects the unused balance of the SPC bonds placed in 3Q11. These resources will be used in the coming months for the construction of the social infrastructure projects.

In 3Q11, ICA completed the sale of the Corredor Sur concession to the Government of Panama.  The results of the Corredor Sur for the 2010 and 2011 periods through closing and including the after-tax gain of sale are included in the line item Discontinued Operation, and are not included in Operating Income or Adjusted EBITDA.  The Discontinued Operations line item for 2011 reflects the gain on sale after taxes and transaction expenses, as well as the net income generated by the Corredor Sur in the period January-August 2011.

Investor Relations	www.ica.com.mx	6/25

Operating Concessions information

Traffic Volume (vehicles per day)	4Q10	4Q11	% Chg	12 months 2010	2011	% Chg
Consolidated						
Acapulco Tunnel	9,304	8,442	(9)	9,133	8,773	(4)
Mayab Consortium	2,299	2,257	(2)	2,389	2,371	(1)
Rio de los Remedios	N/A	6,769	N/A	N/A	5,507	N/A
Total Consolidated	**11,603**	**17,468**	**51**	**11,522**	**16,651**	**45**
Not Consolidated						
RCO (FARAC 1)	10,487	10,996	5	9,926	10,407	5
Total Not Consolidated	**10,487**	**10,996**	**5**	**9,926**	**10,407**	**5**

Operating Revenues Composition Ps. million	4Q10	4Q11	% Chg	12 months 2010	2011	% Chg
Acapulco Tunnel	37	34	(6)	144	141	(2)
Mayab Consortium	96	105	10	400	433	8
Rio de los Remedios	N/A	4	N/A	N/A	15	N/A
Total Operating Highw ays (1)	132	143	8	543	589	8
Total Other Operating Projects	28	11	(60)	110	496	352
Total Operating Revenues	161	154	(4)	653	1,085	66
Operating Service Revenues	91	80	(12)	416	321	(23)
Financial Income	122	399	228	634	1,068	69
Construction Revenues	176	426	142	399	807	102
Total Revenues	**550**	**1,059**	**93**	**2,102**	**3,282**	**56**

(1) Operating Highw ays consolidated as of December 31, 2011

Investor Relations	www.ica.com.mx	7/25

Airports

Ps. million	4Q10	4Q11	% Chg	12 months 2010	12 months 2011	% Chg
Total Revenues	**630**	**774**	**23**	**2,505**	**2,776**	**11**
Aeronautical	395	528	33	1,653	1,871	13
Non- Aeronautical	136	164	21	494	589	19
Construction	99	82	(16)	358	317	(11)
Operating Income	**164**	**248**	**52**	**747**	**917**	**23**
Adjusted EBITDA	202	291	44	892	1,077	21
Operating Margin	26.0%	32.1%		29.8%	33.0%	
Adjusted EBITDA Margin	**32.1%**	**37.6%**		**35.6%**	**38.8%**	

	Dec-10	Dec-11	% Chg
Cash and Cash Equivalents	501	534	7
Total Debt	3,473	1,930	(44)

Passenger Traffic (thousands)	4Q10	4Q11	% Chg	12 months 2010	12 months 2011	% Chg
Total	**2,811**	**3,009**	**7**	**11,588**	**11,772**	2
Domestic	2,344	2,564	9	9,660	9,988	3
International	467	445	(5)	1,928	1,784	(7)

•
Passenger traffic increased 7.1% in 4Q11, reflecting the recovery of the air transport sector. The NH Terminal 2 Hotel in the Mexico City International Airport increased its average occupancy rate to 82.8% in 4Q11.

•	Total revenue increased 23% to Ps. 774 million. The sum of aeronautical and non-aeronautical revenues grew 30%.

•	Aeronautical revenues increased 33% as a result of the increase in traffic and an increase in passenger charges and tariffs for other services. Aeronautical revenue per passenger increased 25%.

•
Initiatives to develop non-aeronautical revenues continue to generate results. Non-aeronautical revenues grew 21%, principally as the result of the increased occupancy rate of the NH Terminal 2 hotel, and commercial and advertising initiatives in the 13 airports, and diversification activities such as the cargo business. Non-aeronautical revenue per passenger increased 13%.

•	Adjusted EBITDA increased 44% to Ps. 291 million in 4Q11 from Ps. 202 million in 4Q10 as a result of the growth in revenues.

•	Airports debt decreased 44% compared to December 31, 2010, principally because of the partial repayment of a loan to our subsidiary Aeroinvest in 1Q11.

The Airports segment includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

Investor Relations	www.ica.com.mx	8/25

Housing Development

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Housing units sold in Mexico reached 1,901 units in 4Q11, a reduction of 6% compared to the prior year period, reflecting the difficult market environment, including changes in government procedures and in the allocation of subsidies.

•
Housing revenues reached Ps. 1,148 million. Revenues of ViveICA represent 67% of the revenues of the Housing Development segment, and our subsidiary Los Portales in Peru the balance. Revenues rose because of increased sales by Los Portales and sale of a parcel of land at cost to Prudential Real Estate Investors, as part of our joint venture agreement.

•	Adjusted EBITDA decreased 6%, as a result of the reduction in units sold in Mexico and increased operating expenses.

•	At the end of 4Q11, ViveICA had 29 projects underway in 13 states in Mexico. ViveICA’s land reserve as of December 31, 2011 was 1,703 hectares, equivalent to 94,375 homes.

Investor Relations	www.ica.com.mx	9/25

Consolidated Results

•
Revenues increased 42% to Ps. 12,785 million in 4Q11. The two Construction segments and Concessions accounted for 68% and 13% of the growth, respectively.   For the full year 2011, revenues increased 24% to Ps. 42,769 million.  Civil and Industrial Construction generated 77% of the growth, and Concessions 14%.

•
Cost of sales increased 43%, and was the equivalent of 85.8% of revenues. For the full year 2011, cost of sales was 84.6% of revenues, as compared to 85.5% in 2010. Cost of sales also includes interest expense on financed projects in Civil Construction, Industrial Construction, Concessions, and Housing.

•
Selling, general, and administrative expenses were Ps. 1,050 million, and were 8.2% of revenue as compared to 9.0% in 4Q10. The improved expense ratio reflected economies of scale. In 2011, SG&A expense rose 23%, slightly below the rate of revenue growth.

•
Other Income was Ps. 12 million. For the full year 2011, the other income reached Ps. 495 million, principally representing the gain on sale of the Querétaro-Irapuato and Irapuato-La Piedad PPP highways to our affiliate Red de Carreteras de Occidente (RCO), in exchange for an increase in our shareholding in RCO from 13.6% to 18.7%.

•
Operating income was Ps. 784 million in 4Q11, an increase of 59%, with an operating margin of 6.1%. For the full year 2011, operating income rose 65% to Ps. 3,696 million. Absent the gain on sale of the two PPP highways to RCO, the increase would have been 45% with an operating margin of 7.6%.

•
Adjusted EBITDA was Ps. 1,715 million, an increase of 40% over 4Q10. Civil and Industrial Construction contributed 40% of Adjusted EBITDA in 4Q11, Concessions 32%, Airports 18%, and Housing the rest. For the full year 2011, Adjusted EBITDA was Ps. 6,588 million, an increase of 45%, with an Adjusted EBITDA margin of 15.4%. Excluding the gain on sale of the two highways to RCO, the annual increase would have been 36% with an Adjusted EBITDA margin of 14.4%.  Civil and Industrial construction contributed 45% of Adjusted EBITDA for 2011, Concessions 32%, Airports 17%, and Housing the rest.

Investor Relations	www.ica.com.mx	10/25

~~•~~
Comprehensive financing cost was Ps. 670 million in 4Q11, an increase of 81%, principally resulting from an exchange loss of Ps. 127 million and a loss on derivatives position of Ps. 122 million. For the full year 2011, comprehensive financing cost rose 165% to Ps. 3,462 million, principally because of the exchange losses recorded in the second half of the year of Ps. 1,607 million as a result of the depreciation of the Mexican peso relative to the U.S. dollar and its effect on the valuation of our US$ 500 million senior notes.  The exchange loss is not a cash outflow.

•
Share of income of unconsolidated affiliates was Ps. 129 million in 4Q11 and Ps. 38 million for the full year 2011, reductions of 29% and 52%, respectively, as compared to the prior year periods. This account principally includes the result of our participation in Proactiva and our RCO tollroad affiliate, as well as the gain on sale of assets by an affiliate in 2010.

•
Taxes were Ps. 75 million in 4Q11, with an effective tax rate of 31%. For the full year 2011, there was a tax credit of Ps. 33 million, principally resulting from the tax credit in 3Q11 from the loss on continuing operations generated by the depreciation of the peso, and the losses of certain foreign subsidiaries.

•
Income before discontinued operations was Ps. 168 million in 4Q11 and Ps. 306 million for the full year 2011.  Higher financing costs, for the reasons previously described, offset increases in operating income.

•
Discontinued operations. The results of the sale of the Corredor Sur concession in Panama are recorded as a discontinued operation.  The 4Q10 result includes the results of the Corredor Sur for that period, while in 4Q11 the sale had been completed.  The income of Ps. 1,484 million in the full year 2011 reflects the gain on sale after taxes and transaction expenses, as well as the net income generated by the Corredor Sur in the period January-August 2011.

•	Consolidated net income was Ps. 168 million in 4Q11 and Ps. 1,790 million for the full year 2011, an increase of 84% over the 2010 level.

•
Net income of the controlling interest was Ps. 127 million in 4Q11.  Earnings per share were Ps. 0.21 and Earnings per ADS were US$ 0.06. For 2011, net income of the controlling interest was Ps. 1,480 million, with Earnings per share of Ps. 2.34, and Earnings per ADS of US$ 0.67.

Debt

•
Total debt as of December 31, 2011 was Ps. 50,034 million. The increase of Ps. 18,029 million as compared to December 31, 2010 is the result of: i) an increase in the amount of Ps. 7,321 million of debt for the construction of infrastructure projects; these financings have as their source of repayment the future cash flows to be generated by each project; ii) the issuance of Ps. 6,992 million in parent company debt earlier in 2011, of which 54% was used to prepay other obligations; and iii) an increase of Ps. 4,689 million in the dollar-denominated debt for the La Yesca hydroelectric project, repayment for which is conditioned on the approval of certifications for work performed, and which is expected to be collected upon completion and delivery of the project. The valuations of our dollar-denominated senior notes and the La Yesca debt include the effect of exchange rate fluctuations.

Investor Relations	www.ica.com.mx	11/25

•	Of total debt, 76% corresponds to Civil Construction and Concessions.

Ps. million	Dec-10	Dec-11	% Var
Short Term	5,976	19,714	230
Long Term	26,029	30,320	16
Total Debt	**32,005**	**50,034**	**56**
Total Cash	4,503	10,900	142
Net Debt	**27,502**	**39,135**	**42**
Weighted average interest rate	**9.4%**	**8.1%**	

Debt Composition as of December 31, 2011

Ps. million	Short Term		Long Term		Total	%
Type of currency	MXN	FX	MXN	FX		
Civil	1,240	14,018	3,000	704	18,963	37.9%
Industrial	0	0	0	0	0	0.0%
Concessions	1,221	630	16,967	0	18,818	37.6%
Airports	0	0	1,300	630	1,930	3.9%
Housing	795	52	537	191	1,574	3.1%
Corporate	1,479	280	0	6,992	8,751	17.5%
Subtotal	**4,735**	**14,979**	**21,804**	**8,516**		
Total Debt	**19,714**		**30,320**		**50,034**	**100%**

•
70% of Civil Construction debt is for the La Yesca hydroelectric project. The La Yesca debt is expected to be paid at the end of 2012 upon completion of the project. During 4Q11, both the La Yesca debt and the receivables for the La Yesca project were reclassified to short-term from long-term. The remaining Civil Construction debt corresponds to working capital lines for projects in execution and is expected to be paid as collections are made on each project.

•
Concessions debt consists of structured project finance credits whose source of repayment are the cash flows to be generated by each project once it starts operation. Of the total Concessions debt, 74% corresponds to projects under construction, and 26% corresponds to the three consolidated operating concessions.

•
Our debt at the parent company level and in the Housing and Airports segments accounts for 24% of total debt and is used to finance working capital on projects in execution and for long term investments. The cash flows of each segment and the dividends paid to the parent company are the source of payment for these loans.

Investor Relations	www.ica.com.mx	12/25

•	63% of debt is bank debt and 37% is securities debt as of December 31, 2011.

•
39% of debt as of December 31, 2011 was short-term as a result of the debt for the La Yesca project becoming short-term. Of total short-term debt, 67% represents the debt for La Yesca (which was 26% of total debt as of December 31, 2011). La Yesca debt will continue to increase as work is executed and as the project moves toward expected completion and payment.

•
47% of debt is denominated in foreign currency, principally U.S. dollars. This includes principally our senior notes due 2021 and the debt of the La Yesca hydroelectric project that will be paid for by the client in dollars upon on completion of the project.

•	ICA’s policy is to contract financing for projects in the same currency as the source of repayment. In addition, the Company uses financial derivatives to reduce exchange and interest rate risks.

•	ICA expects to continue to be active in the capital markets to finance projects that generate value for the Company.

•
Cash balances as of December 31, 2011 reached Ps. 10,900 million, an increase of 6,397 million, principally from the unused proceeds of the SPC financings received in 3Q11. Net debt reached Ps. 39,135 million.

Current Developments

On November 17, 2011, a General Shareholders’ Meeting approved an increase in the share purchase reserve to Ps. 1,850 million, and authorized the Company’s management to use the reserve in accordance with the Policy for the Acquisition and Disposition of Own Shares. The increase in the reserve will provide the Company the flexibility to continue operating the share repurchase reserve in future years, depending on management’s evaluation of market conditions, share prices, and ICA’s liquidity, among other factors.

In addition, the Shareholders’ Meeting approved the cancellation of 32,748,689 repurchased shares, equivalent to approximately 5% of the shares then outstanding.  As of December 31, 2011, there were 617,174,656 shares outstanding.

In 4Q11, a consortium formed by ICA and Constructora Meco S.A. signed a contract to expand the Atlantic Petroleum Terminal of Refinadora Costarricense de Petróleo S. A. (RECOPE) in Costa Rica. The project includes review and completion of the basic and detailed engineering, procurement, construction, and putting into service the expansion of the oil terminal for Puerto Moín, Costa Rica. The work is scheduled to be executed over 26 months, and to be completed in 1Q15.

Subsequent Events

2012 Outlook for Grupo Aeroportuario del Centro Norte (OMA).  Our subsidiary OMA published its outlook for 2012 as part of its 4Q11 earnings report:

OMA estimates that passenger traffic growth in 2012 will be between 2.5% and 3.5%. The sum of aeronautical and non-aeronautical revenues is expected to increase between 8% and 12%.  The Adjusted EBITDA margin is expected to be in the range of 48.5% to 51.0%. Capital expenditures in 2012 under the Master Development Plan will be approximately Ps. 700 million. OMA is providing this outlook based on internal estimates. A number of factors could have a significant effect on the estimates of traffic, revenue growth, Adjusted EBITDA, and Capex. These include changes in airline expansion plans, ticket prices and other factors affecting traffic volumes, the evolution of commercial and diversification projects, and economic conditions, among others. OMA can provide no assurance that the Company will achieve these results.

The Airports segment includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The results of the Airport segment are different than those of OMA as a result of consolidation effects.

Investor Relations	www.ica.com.mx	13/25

On February 23, 2012 ICA announced the signing of a construction contract with Concesionaria Autopista Guadalajara - Tepic, S.A. de C.V. to build the new 30-km, 2-lane Tepic Bypass in the state of Nayarit.  The contract is a 24-month, unit price construction contract with a total value of Ps. 2,013 million. The Tepic Bypass is part of the South Pacific package of tollroads that was awarded by the Ministry of Communications and Transportation to Concesionaria Autopista Guadalajara - Tepic,  a subsidiary of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. ("IDEAL").  Construction is expected to begin in March 2012, after the concession award is finalized by the client and to be completed in 1Q14. The amount will be included in ICA’s 1Q12 construction backlog.

Conference Call Invitation

ICA’s conference call will be held on Monday, February 27, at 12:00 pm Eastern Time (11:00 am Mexico City time). To participate, please dial toll-free 1-877-941-1427 from the U.S. or 1-480-629-9664 internationally. The conference ID is 4514582. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://www.ica.com.mx/ir

A replay will be available until March 5, 2012 by calling toll-free 1-877-870-5176 from the U.S. or 1-858-384-5517 internationally, using conference ID 4514582.

Investor Relations	www.ica.com.mx	14/25

Consolidated Financial Statements

Investor Relations	www.ica.com.mx	15/25

Investor Relations	www.ica.com.mx	16/25

Investor Relations	www.ica.com.mx	17/25

Investor Relations	www.ica.com.mx	18/25

Investor Relations	www.ica.com.mx	19/25

Annexes

Backlog

As of December 31, 2011		Amount (Ps. Millon)	Estimated Completion Date	Total Contract	Currency[1]	Project Progress (%)
Civil Construction	**80%**	**28,204**				
Mitla Tehuantepec Highway		5,591	4Q14	5,591		0
Eastern Discharge Tunnel		3,698	1Q13	7,062		48
Autovia Urbana Sur		3,148	1Q13	5,366		41
SPC Jalisco		2,670	3Q13	3,749		29
SPC Sonora		2,549	3Q13	3,796		33
Agua Prieta Water Treatment Plant		1,925	3Q13	2,211		13
Atotonilco Water Treatment Plant		1,230	2Q14	1,822		34
El Realito Aqueduct		1,002	2Q13	1,042		4
Ampliación Terminal Petrolera del Atlántico		942	1Q15	942	USD	0
Northern Interceptor Tunnel Rio Medellin		893	4Q13	939	EUR/ USD	5
Panama Canal, PAC-4		743	3Q13	1,569	USD	53
Rodio Kronsa		566			EUR/ USD	
Puebla Interchange		419	2Q12	694		40
Other Civil Construction Projects		2,436				
Industrial Construction	**20%**	**7,115**				
Minatitlán Clean Gasoline Plant		1,130	3Q13	1,664	USD/ MXN	32
Madero Clean Gasoline Plant		1,083	2Q13	2,440	USD/ MXN	56
Salina Cruz Clean Gasoline Plant		789	3Q13	2,449	USD/ MXN	68
AHMSA		626	1Q13	2,703	USD/ MXN	77
Cadereyta Clean Gasoline Plant		598	4Q12	1,845	USD/ MXN	68
Other Industrial Construction Projects		2,888				
Total		**35,319**				

[1] Only projects in foreign currency identified; all other projects in mexican pesos

Investor Relations	www.ica.com.mx	20/25

Concession Portfolio

(mdp)	% Ownership	Consolidation	Equity	Debt	Length / Capacity[1]	Type	Beg. Of Operations	End of Concession
Highways in operation								
Acapulco Tunnel	100%	Full	229	1,220	3	Toll	1996	2033
RCO (FARAC 1) [2]	18.7%	Equity Method	3,793	5,523	725	PPP+Toll	2007	2037
Mayab Consortium	100%	Full	(943)	1,738	296	Toll	2008 [3]	2050
Rio de los Remedios [4]	50%	Full	610	1,500	26	Toll	2012	N/A
Highways under construction								
Rio Verde Cd. Valles	100%	Full	787	2,351	113	PPP+Toll	2012	2027
La Piedad Bypass	100%	Full	1,004	495	21	Toll	2012	2039
N.Necaxa Tihuatlan	50%	Proportional	87	2,129	85	PPP+Toll	2012	2037
Mitla Tehuantepec	60%	Full	64	-	169	PPP+Toll	2015	2030
Autovia Urbana Sur	30%	Equity Method	393	18	16	Toll	2013	2040
Other projects in operation								
Cd. Acuña WTP	100%	Full	346	-	0.45	Tariff	1998	2020
Aqueduct II	43%	Proportional	412	552	1.5	Tariff	2011	2027
Other projects under construction								
Aqueduct El Realito	51%	Proportional	29	131	1	Tariff	2013	2034
WTP Agua Prieta	50%	Full	101	456	8.5	Tariff	2013	2029
WTP Atononilco	10%	Equity Method	(2)	128	42	Tariff	2013	2035
SPC Sonora	100%	Full	820	1,144	NA	Tariff	2012	2032
SPC Jalisco	100%	Full	820	1,074	NA	Tariff	2012	2032

[1] Length in Km and Capacity in million m3/s

[2] Includes: Irapuato- La Piedad y Querétaro- Irapuato

[3] Year of Acquisition

[4] Partial operations, estimated date for tranche 3 in 1Q12. Long term public work financing

WTP= Water Treatment Plant

Begin of operation estimated

Other Concessioned Projects, Operating Information

Housing Units Sold in Mexico

Investor Relations	www.ica.com.mx	21/25

Notes and disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries (ICA) have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”.  These results should be considered preliminary until the definitive audited IFRS financial statements for the years ended December 31, 2011 and December 31, 2010 are published.

Adoption of International Financial Reporting Standards:
The Board of Directors approved early adoption of International Financial Reporting Standards (IFRS) together with the amendments and interpretations issued by the International Accounting Standards Board (IASB), starting with the year ending December 31, 2011.

As a result, the financial statements for the year ended December 31, 2010 were the last statements to be prepared in accordance with Mexican Financial Reporting Standards (MFRS). The first financial statements that will be prepared in accordance with IFRS are those for the year ending December 31, 2011, with January 1, 2010 as the start of the transition to IFRS. Consequently, the un audited condensed consolidated financial statements as of December 31, 2011 have been prepared in accordance with IAS 34 “Interim Financial Statements.” The rules for the initial adoption of IFRS are set forth in IFRS 1 “First Time Adoption of International Financial Reporting Standards.”

In the preparation of the consolidated financial statements for 2011, there have been some modifications to the accounting and valuation methods used in the preparation of the financial statements prepared under MFRS. In the preparation of the unaudited condensed consolidated financial statements for the period ended December 31, 2010, including the Consolidated Income Statement and the Statement of Changes in Shareholders’ Equity, the transition rules have been applied to the amounts previously reported in accordance with MFRS. Those financial statements have been restated for comparative purposes under IFRS with effect from the date of the transition.

Investor Relations	www.ica.com.mx	22/25

Other Notes

Grupo Rodio Kronsa: Effective January 1, 2011, the results of Grupo Rodio Kronsa are included in the Civil Construction segment, given their relatively small weight in the overall consolidated results. Prior period results have been reformulated for comparison purposes.

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2010.  Percentage changes are calculated with respect to the actual numbers.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 13.9322 per U.S. dollar as of December 31, 2011 and Ps. 12.3792 as of December 31, 2010.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are contracted in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project. ICA contracts its financings in the same currency as the source of repayment. ICA has a policy of not contracting derivatives for speculative purposes.

Investor Relations	www.ica.com.mx	23/25

Empresas ICA, S.A.B. de C.V.
Financial Derivative Instruments

Project	Type of Instrument	Mark to Market (Ps. million)		
		30/09/2011	31/12/2012	17/02/2012
Consolidated Subsidiaries				
	CAP	0	0	0
La Yesca Hydroelectric Project	Floor	(118)	(68)	(45)
	FX Fwd	(50)	(44)	(19)
Acapulco Tunnel	CAP	1	2	
Aqueduct II*	CAP	1	1	
Nuevo Necaxa- Tihuatlán*	SWAP	(425)	(416)	(451)
ICA, Río de la Compañía Tunnel	FX SWAP	6	5	
Rio Verde- Cd. Valles Highway	SWAP	(335)	(306)	(330)
La Piedad Bypass	SWAP	(34)	(37)	(49)
Aeroinvest	SWAP	(1)		
ICA, Tunnel Boring Machine	Fx Option/Swap	(2)	18	
EMICA	Fx swap	372	293	138

* Proportional consolidation

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by first party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms.  For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenue is composed of the following:

Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
Financial income: the revenue associated with financing
Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

SPC: Services Provider Contract. Long-term contract for the provision of services to the Ministry of Public Security, which includes the construction and operation of social infrastructure.

Investor Relations	www.ica.com.mx	24/25

RCO: Red de Carreteras de Occidente, S.A.P.I.B. de C.V.  An unconsolidated affiliate of ICA. The company’s principal activity is to operate, maintain, conserve, and exploit the highways that make up the FARAC 1 package of tollroads, as well as to construct, operate, maintain, conserve, and exploit the Expansion  Works, in accordance with the Concession  Agreement with the federal Government, acting through the Ministry of Communications and Transportation.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance ,construct, establish, operate, and maintain a public means of transportation or communication.  The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

This report may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx.

Investor Relations	www.ica.com.mx	25/25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2012
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer